Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	Year Ended November 30,					Six Months Ended May 31, 2007
	2002	2003	2004	2005	2006
Pre-tax income (loss) from continuing operations	$12.3	$(87.4)	$(25.7)	$(3.0)	$3.3	$(14.9)
Adjustment for (income) loss from equity investees	(1.0)	.8	.6	(.7)	(2.3)	(.7)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$11.3	$(86.6)	$(25.1)	$(3.7)	$1.0	$(15.6)
Distributed income equity investees	—	.5	—	—	.5	—
Less: Capitalized interest	—	—	—	—	—	—
Amortization of interest previously capitalized	.1	.1	.1	—	—	—

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$11.4	$(86.0)	$(25.0)	$(3.7)	$1.5	$(15.6)

Fixed Charges:
Interest expense	$8.1	$15.3	$20.7	$21.2	$20.3	$9.3
Interest capitalized during the period	—	—	—	—	—	—
Amortization of debt issuance costs	1.0	4.8	1.7	1.4	1.1	.5
Imputed interest portion of rent expense	2.7	2.9	2.5	1.8	1.8	.9

Total Fixed Charges	$11.8	$23.0	$24.9	$24.4	$23.2	$10.7

Pre-tax income (loss) from continuing operations before adjustment for income from equity investees plus fixed charges	$23.2	$(63.0)	$(.1)	$20.7	$24.7	$(4.9)

Ratio of Earnings to Fixed Charges (a)	1.6	—	—	—	1.1	—

(a)

For the six months ended May 31, 2007, the ratio was less than 1.0x and was deficient by $15.6 million. For years 2005, 2004 and 2003, the ratio was less than 1.0x and was deficient by $3.7 million, $25.0 million and $86.0 million, respectively.